Preliminary Terms	Preliminary Terms No. 209 to
To prospectus dated January 25, 2006, and prospectus	Registration Statement No. 333-131266
supplement for review notes dated December 7, 2006	Dated February 9, 2007; Rule 433

Structured Investments
Morgan Stanley
$
Annual Review Notes Linked to the Nikkei 225 Index due March 3, 2010

General
  The notes are designed for investors who seek early exit prior to maturity at a premium if, on any one of the three annual Review Dates, the Nikkei 225 Index is at or above the Call Level applicable to that Review Date. If the notes are not automatically called, investors are protected against a decline of up to 10% in the Index on the final Review Date but will lose some or all of their principal if the Index declines by more than 10% from the Initial Index Level. Investors in the notes must be willing to accept this risk of loss of principal, and be willing to forgo interest and dividend payments, in exchange for the opportunity to receive a premium payment if the notes are called.
  The first Review Date, and therefore the earliest date on which a call may be initiated, is February 25, 2008.
  Senior unsecured obligations of Morgan Stanley maturing March 3, 2010†.
  Minimum purchase of $50,000. Minimum denominations of $1,000 and integral multiples thereof.
  The notes are expected to price on or about February 16, 2007 and are expected to settle on or about February 26, 2007.

Key Terms
Index:	The Nikkei 225 Index (the “Index”).
Automatic Call:	If the index closing level on any Review Date is greater than or equal to the Call Level, the notes will be automatically called for a cash payment per note that will vary depending on the applicable Review Date and call premium.
Call Level:	100% of the Initial Index Level for all Review Dates.
Payment if called:

For every $1,000 principal amount note, you will receive one payment of $1,000 plus the product of $1,000 and the applicable call premium, calculated as follows:
• at least 13.18%* x $1,000 if called on the first Review Date
• at least 26.36%* x $1,000 if called on the second Review Date
• at least 39.54%* x $1,000 if called on the final Review Date
*The actual call premiums applicable to the first, second and final Review Dates will be determined on the pricing date but will not be less than 13.18%, 26.36% and 39.54%, respectively.

Payment at Maturity:

If the notes are not called and a mandatory redemption is not triggered, you will not experience a loss of principal at maturity if, on the final Review Date, the Ending Index Level has declined by 10% or less from the Initial Index Level. If, on the final Review Date, the Ending Index Level declines by more than 10% from the Initial Index Level, you will lose 1.1111% of the principal amount of your notes for every 1% that the Index declines below 10% of the Initial Index Level and your payment per $1,000 principal amount note will be calculated as follows:

$1,000 + [$1,000 x (Index Return + 10%) x 1.1111]
If the notes are not called and the Index Return reflects a decline of the Index by more than 10%, you will lose some or all of your investment at maturity.
Buffer:	10%
Index Return:	The performance of the Index from the Initial Index Level to the Ending Index Level calculated as follows:
Ending Index Level – Initial Index Level Initial Index Level
If the notes have not been called, the Index Return will be negative.
Initial Index Level:	The Index closing level on the pricing date.
Ending Index Level:	The index closing level on the final Review Date.
Review Dates†:	February 25, 2008 (first Review Date), February 25, 2009 (second Review Date) and February 25, 2010 (final Review Date)
Listing:	The notes will not be listed on any securities exchange.
Maturity Date†:	March 3, 2010
CUSIP:	617446E39
†	Subject to postponement in the event of a market disruption event and as described under “Description of Review Notes – Review Notes Linked to a Single Index – Payment Pursuant to Our Automatic Call” or “Description of Review Notes – Review Notes Linked to a Single Index – Payment at Maturity,” as applicable, in the accompanying prospectus supplement for review notes.

Investing in the notes involves a number of risks.  See “Risk Factors” beginning on page S-10 of the accompanying prospectus supplement for review notes and “Selected Risk Considerations” beginning on page 3 of these preliminary terms.
Morgan Stanley has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement for review notes) with the Securities and Exchange Commission, or SEC, for the offering to which these preliminary terms relate.  Before you invest, you should read the prospectus in that registration statement, the prospectus supplement for review notes and any other documents relating to this offering that Morgan Stanley has filed with the SEC for more complete information about Morgan Stanley and this offering.  You may get these documents without cost by visiting EDGAR on the SEC web site at www.sec.gov.  Alternatively, Morgan Stanley, any agent or any dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement for review notes and these preliminary terms if you so request by calling toll-free 1-800-584-6837.
You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer on the date the notes are priced.  We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance.  In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase.  You may also choose to reject such changes in which case we may reject your offer to purchase.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of these preliminary terms or the accompanying prospectus supplement for review notes and the prospectus. Any representation to the contrary is a criminal offense.

	Price to Public(1)	Fees(2)	Proceeds to Company
Per note	$	$	$
Total	$	$	$
(1)	Certain fiduciary accounts will pay a purchase price of $ per note, and the placement agents with respect to sales made to such accounts will forego any fees.
(2)	Please see "Supplemental Plan of Distribution" in these preliminary terms for information about fees.
The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan
Placement Agent

February 9, 2007

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read these preliminary terms together with the prospectus dated January 25, 2006, as supplemented by the prospectus supplement for leveraged index-linked securities dated December 7, 2006. These Buffered Return Enhanced Notes are an issuance of our leveraged index-linked securities and their terms are further described in the prospectus supplement for leveraged index-linked securities. These preliminary terms, together with the documents listed below, contain the terms of the notes and supersede all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying prospectus supplement for leveraged index-linked securities, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the notes.

You may access these documents on the SEC Web site at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Web site):

  Prospectus Supplement for Leveraged Index-Linked Securities dated December 7, 2006:
  http://www.sec.gov/Archives/edgar/data/895421/000095010306002758/dp04182_424b2.htm
  Prospectus dated January 25, 2006:
  http://www.sec.gov/Archives/edgar/data/895421/000095010306000145/jan2506_424b2.txt

Terms used in these preliminary terms are defined in the prospectus supplement for review notes or in the prospectus.  As used in these preliminary terms, the “Company,” “we,” “us,” or “our” refer to Morgan Stanley.

Hypothetical Examples of Amounts Payable upon Automatic Call or Redemption at Maturity

The following table illustrates the hypothetical simple total return (i.e., not compounded) on the notes that could be realized on the applicable Review Date for a range of movements in the Index as shown under the column “Index Level Appreciation/Depreciation at Review Date.”  The table below is based on the following assumptions:

  a Call Level equal to a hypothetical Initial Index Level of 17,000 for all Review Dates;
  the call premiums used to calculate the call price applicable to the first, second and final Review Dates are 13.18%, 26.36% and 39.54%, respectively, regardless of the appreciation of the Index, which may be significant; the actual call premiums will be determined on the pricing date; and
  payment on any Review Date assumes that each index closing level on all earlier Review Dates was not greater than or equal to the Call Level.

There will be only one payment on the notes, whether automatically called or redeemed at maturity. An entry of “N/A” indicates that the notes would not be called on the applicable Review Date and no payment would be made for such date. The hypothetical returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes.

Initial Index Level	Index Level Appreciation/ Depreciation at Review Date	Total Return at First Review Date	Total Return at Second Review Date	Total Return at Final Review Date

30600.00	80%	13.18%	26.36%	39.54%
28900.00	70%	13.18%	26.36%	39.54%
27200.00	60%	13.18%	26.36%	39.54%
25500.00	50%	13.18%	26.36%	39.54%
23800.00	40%	13.18%	26.36%	39.54%
22100.00	30%	13.18%	26.36%	39.54%
20400.00	20%	13.18%	26.36%	39.54%
18700.00	10%	13.18%	26.36%	39.54%
17000.00	0%	13.18%	26.36%	39.54%
16983.00	-0.1%	N/A	N/A	0.00%
16150.00	-5.0%	N/A	N/A	0.00%
15300.00	-10%	N/A	N/A	0.00%
14450.00	-15%	N/A	N/A	-5.56%
13600.00	-20%	N/A	N/A	-11.11%
11900.00	-30%	N/A	N/A	-22.22%
10200.00	-40%	N/A	N/A	-33.33%
8500.00	-50%	N/A	N/A	-44.44%
6800.00	-60%	N/A	N/A	-55.56%
5100.00	-70%	N/A	N/A	-66.67%
3400.00	-80%	N/A	N/A	-77.78%
1700.00	-90%	N/A	N/A	-88.89%
0.00	-100%	N/A	N/A	-100.00%

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The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The level of the Index increases from the Initial Index Level of 17,000 to an index closing level of 18,700 on the first Review Date. Because the index closing level on the first Review Date of 18,700 is greater than the Call Level of 17,000, the notes are automatically called, and the investor receives a single payment of $1,131.80 per $1,000 principal amount note. There will be no further payments on the notes.

Example 2: The level of the Index decreases from the Initial Index Level of 17,000 to an index closing level of 16,983 on the first Review Date, 16,150 on the second Review Date and 15,300 on the final Review Date. Because (a) the index closing level on each of the Review Dates (16,983, 16,150, and 15,300) is less than the Call Level of 17,000, the notes are not called, and (b) the Ending Index Level has not declined by more than 10% from the Initial Index Level, the Payment at Maturity is the principal amount of $1,000 per $1,000 principal amount note.

Example 3: The level of the Index decreases from the Initial Index Level of 17,000 to an index closing level of 16,983 on the first Review Date, 15,300 on the second Review Date and 13,600 on the final Review Date. Because (a) the index closing level on each of the Review Dates (16,983, 15,300, and 13,600) is less than the Call Level of 17,000, the notes are not called, and (b) the Ending Index Level has declined by more than 10% below the Initial Index Level, the investor will receive a payment that is less than the principal amount for each $1,000 principal amount note calculated as follows:

$1,000 + [$1,000 x (-20% + 10%) x 1.1111] = $888.89

Selected Purchase Considerations

  STEP-UP APPRECIATION POTENTIAL – If the index closing level is greater than or equal to the Call Level on a Review Date, your investment will yield a payment per note of $1,000 plus: (i) at least 13.18%* x $1,000 if called on the first Review Date; (ii) at least 26.36%* x $1,000 if called on the second Review Date; or (iii) at least 39.54%* x $1,000 if called on the final Review Date. Because the notes are our senior unsecured obligations, the payment of any amount, whether due to an automatic call or a Payment at Maturity, is subject to our ability to pay our obligations as they become due.
  *The actual call premiums applicable to the Review Dates above will be determined on the pricing date but willnot be less than 13.18%, 26.36% and 39.54%, respectively.

  POTENTIAL EARLY EXIT WITH APPRECIATION AS A RESULT OF THE AUTOMATIC CALL FEATURE – While the original term of the notes is just over three years, the notes will be called before maturity if the index closing level is at or above the Call Level on any Review Date and you will be entitled to the applicable payment corresponding to that Review Date as set forth on the cover of these preliminary terms.

  LIMITED PROTECTION AGAINST LOSS – If the notes are not called and the Ending Index Level declines by less than or equal to 10% from the Initial Index Level, you will be entitled to receive the full principal amount of your notes at maturity. If the Ending Index Level declines by more than 10% from the Initial Index Level, for every 1% that the Index declines below 10% of the Initial Index Level, you will lose an amount equal to 1.1111% of the principal amount of your notes.

  DIVERSIFICATION AMONG JAPANESE EQUITIES OF THE NIKKEI 225 INDEX – The return on the notes is linked to the performance of the Nikkei 225 Index which consists of 225 stocks listed on the First Section of the Tokyo Stock Exchange. It is a modified price-weighted average of 225 Japanese companies representing a broad cross- section of Japanese industries. For additional information about the Index, see the information set forth under “Underlying Indices and Underlying Index Publishers Information—Nikkei 225 Index” in Annex A of the accompanying prospectus supplement for review notes.

  CAPITAL GAINS TAX TREATMENT – You should review carefully the section entitled “United States Federal Taxation” in the accompanying prospectus supplement for review notes which contains the opinion of our special tax counsel, Davis Polk & Wardwell, with respect to the tax consequences of an investment in the notes. Based on that opinion, subject to the conditions and limitations set forth in the section entitled “United StatesFederal Taxation” in the accompanying prospectus supplement for review notes, we believe that it is reasonableto treat your purchase and ownership of the notes as an “open transaction” for U.S. federal income taxpurposes. Assuming this characterization is respected, your gain or loss on the notes should be treated aslong-term capital gain or loss if you hold the notes for more than a year, even if you are an initial purchaser ofnotes at a price that is below the principal amount of the notes. However, the Internal Revenue Service or acourt may not respect this characterization of the notes, in which case the timing and character of any income orloss on the notes could be significantly and adversely affected. You should consult your tax advisor regardingthe treatment of the notes, including possible alternative characterizations.

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Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Index or any of the component stocks of the Index. These risks are explained in more detail in the “Risk Factors” section of the accompanying prospectus supplement for review notes.

  YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS OF SOME OR ALL OF YOUR PRINCIPAL – If the notes are not called and the Ending Index Level declines by more than 10% from the Initial Index Level, you will lose 1.1111% of your principal amount for every 1% decline in the Ending Index Level from the Initial Index Level below the 10% Buffer. Unlike ordinary debt securities, the notes do not pay interest and do not guarantee any return of principal at maturity.

  LIMITED RETURN ON THE NOTES – Your potential gain on the notes will be limited to the call premium applicable for a Review Date, as set forth on the cover of these preliminary terms, regardless of the appreciation in the Index, which may be significantly greater than the applicable call premium. Because the index closing level at various times during the term of the notes could be higher than the index closing levels on the Review Dates and at maturity, you may receive a lower payment if the notes are automatically called or redeemed at maturity, as the case may be, than you would if you had invested directly in the Index.

  NO DIVIDEND PAYMENTS OR VOTING RIGHTS – As a holder of the notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the Nikkei 225 Index would have.

  CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY – While the payment on any Review Date or at maturity described in these preliminary terms is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which affiliates of Morgan Stanley will be willing to purchase notes from you in secondary market transactions will likely be lower than the original issue price and any sale of the notes prior to the Maturity Date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold the notes to maturity.

  NO DIRECT EXPOSURE TO FLUCTUATIONS IN FOREIGN EXCHANGE RATES – The value of your notes will not be adjusted for exchange rate fluctuations between the U.S. dollar and the currencies in which the stocks composing the Index are denominated, although any currency fluctuations could affect the performance of the Index. Therefore, if the applicable currencies appreciate or depreciate relative to the U.S. dollar over the term of the notes, you will not receive any additional payment or incur any reduction in your payment at maturity.

  LACK OF LIQUIDITY – The notes will not be listed on any securities exchange. Affiliates of Morgan Stanley intend to offer to purchase the notes in the secondary market but are not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which affiliates of Morgan Stanley are willing to buy the notes.

  POTENTIAL CONFLICTS – We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.

  MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES – In addition to the index closing level on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    the expected volatility of the Index;
    the time to maturity of the notes;
    the dividend rate on the common stocks underlying the Index;
    interest and yield rates in the market generally;
    geopolitical conditions and a variety of economic, financial, political, regulatory or judicial events; and
    our creditworthiness, including actual or anticipated downgrades in our credit ratings.

  THE OFFERING OF THE NOTES MAY BE TERMINATED BEFORE THE PRICING DATE — If we determine prior to pricing that it is not reasonable to treat your purchase and ownership of the notes as an “open transaction” for U.S. federal income tax purposes, the offering of the notes will be terminated.

Use of Proceeds and Hedging

Part of the net proceeds we receive from the sale of the notes will be used in connection with hedging our obligations under the notes through one or more of our affiliates. The hedging or trading activities of our affiliates on or prior to the index setting date and on the Review Dates could adversely affect the value of the Index and, as a result, could decrease the possibility of your notes being automatically called or the amount you may receive on the notes at maturity.

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Historical Information

The following graph sets forth the historical performance of the Index based on the weekly index closing level from January 4, 2002 through February 2, 2007. The index closing level on February 7, 2007 was 17,292.32. We obtained the index closing levels below from Bloomberg Financial Markets, without independent verification. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets. The price source for determining the Ending Index Level will be the Bloomberg page “NKY” or any successor page.

The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the index closing level on any Review Date. We cannot give you assurance that the performance of the Index will result in the return of any of your initial investment.

License Agreements

License Agreement between Nikkei Digital Media, Inc. and Morgan Stanley. As of the issue date of any notes, we will have received the consent of Nikkei Digital Media, Inc. to use and refer to the Nikkei 225 Index in connection with the notes. Nikkei Inc. (formerly known as Nihon Keizai Shimbun, Inc.), the publisher of the Nikkei 225 Index, has the copyright to the Nikkei 225 Index. All rights to the Nikkei 225 Index are owned by Nikkei Inc. See “Underlying Indices and Underlying Index Publishers Information—Nikkei 225 Index—License Agreement between NIKKEI and Morgan Stanley” in Annex A of the accompanying prospectus supplement for review notes.

ERISA

See “ERISA” in the accompanying prospectus supplement for review notes.

Supplemental Plan of Distribution

JPMorgan Chase Bank, N.A. and JP. Morgan Securities Inc. will act as placement agents for the notes and will receive a fee from the Company that would not exceed $20.00 per $1,000 principal amount note.

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